EXHIBIT 99.1
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[LOGO - CANADIAN NATURAL]
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                       CANADIAN NATURAL RESOURCES LIMITED
                  EXTENDS ITS SMALL SHAREHOLDER SELLING PROGRAM
          CALGARY, ALBERTA - SEPTEMBER 2, 2003 - FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited ("Canadian Natural") today announced the extension of its small shareholder selling program ("the Program") to November 28, 2003.

The voluntary Program, originally scheduled to expire on September 2, 2003, enables registered and beneficial shareholders who own, in the aggregate, 99 or fewer Common Shares ("Shares") of Canadian Natural as of June 13, 2003, (the "Eligible Shareholders"), to sell their Shares without incurring any brokerage commission. The sale of Shares will be executed through the facilities of Toronto Stock Exchange.

Canadian Natural makes no recommendation as to whether or not an Eligible Shareholder should participate in the Program. The decision to participate should be based upon a shareholder's particular financial circumstances. Eligible Shareholders may wish to obtain advice from their broker or financial advisor as to the advisability of participating.

Canadian Natural has retained Georgeson Shareholder Communications Canada, Inc. of Toronto, Ontario to manage the Program and to handle share transactions and payments. Questions regarding the Program should be directed to them at 1-866-869-7468 (English) or 1-866-265-4581 (French).

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.

For more information, please contact:

                       CANADIAN NATURAL RESOURCES LIMITED
                           2500, 855 - 2nd Street S.W.
                                Calgary, Alberta
                                     T2P 4J8



                                                                JOHN G. LANGILLE
     TELEPHONE:   (403) 514-7777                                       President
     FACSIMILE:   (403) 517-7370
     EMAIL:       investor.relations@cnrl.com                      STEVE W. LAUT
     WEBSITE:     www.cnrl.com                           Chief Operating Officer

                                                                 COREY B. BIEBER
     TRADING SYMBOL - CNQ                                               Director
     Toronto Stock Exchange                                   Investor Relations
     New York Stock Exchange



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Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements.
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